EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine Months Ended	Years Ended
	September 27,	December 28,	December 29,	December 31,	January 1,	January 2,
	2014	2013	2012	2011	2011	2010
Earnings available for fixed charges:
Income before taxes	$207.0	$170.5	$269.9	$226.3	$220.7	$137.9
Interest expense	30.5	42.4	44.5	31.1	19.6	23.3
Estimated interest component of rental expense	9.8	13.1	12.2	10.7	6.6	6.3
Total earnings available for fixed charges	$247.3	$226.0	$326.6	$268.1	$246.9	$167.5

Fixed charges:
Interest expense	$30.5	$42.4	$44.5	$31.1	$19.6	$23.3
Estimated interest component of rental expense	9.8	13.1	12.2	10.7	6.6	6.3
Total fixed charges	$40.3	$55.5	$56.7	$41.8	$26.2	$29.6
Ratio of earnings to fixed charges	6.1	4.1	5.6	6.4	9.4	5.7